Exhibit 12

Fiserv, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Six Months Ended June 30,	Years Ended December 31,
	2018	2017	2016	2015	2014	2013
Earnings calculation:
Income from continuing operations before income taxes and income from investments in unconsolidated affiliates	$879	$1,358	$1,275	$1,057	$1,047	$898
Interest on indebtedness	90	176	163	170	164	164
Estimated interest component of rental expense	20	42	39	38	36	35

Total adjusted earnings	$989	$1,576	$1,477	$1,265	$1,247	$1,097

Fixed charges:
Interest on indebtedness	$90	$176	$163	$170	$164	$164
Estimated interest component of rental expense	20	42	39	38	36	35

Total fixed charges	$110	$218	$202	$208	$200	$199

Ratio of earnings to fixed charges	9.0	7.2	7.3	6.1	6.2	5.5

Note: Interest component of rental expense estimated to be 1/3 of rental expense.